Exhibit 77M

Dreyfus Institutional Cash Advantage Funds

- Dreyfus Institutional Cash Advantage Fund

During the reporting period ended October 31, 2011, Dreyfus Institutional Cash Advantage Fund (the "Acquiring Fund"), a series of Dreyfus Institutional Cash Advantage Funds (the "Trust"), was the surviving entity of a reorganization with Dreyfus Institutional Cash Advantage Plus Fund (the "Acquired Fund"), another series of the Trust.

On February 17, 2011, the Trust's Board considered the reorganization and approved an Agreement and Plan of Reorganization (the "Plan"). The Plan provided for the transfer of all of the assets of the Acquired Fund, subject to liabilities, in exchange for the Acquiring Fund's shares having an aggregate net asset value equal to the net asset value of the Acquired Fund's shares (the "Reorganization").

The Reorganization was consummated by Board vote only, since the Acquired Fund's shareholders were not required to vote on the Reorganization.

After the close of business on June 7, 2011, the Reorganization of the Acquired Fund was consummated pursuant to the Plan. Holders of the Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage shares of the Acquired Fund received shares of the corresponding class of the Acquiring Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund thereafter was terminated as a series of the Trust.